ASTRA

Astra Energy Inc.
Suite 200
9565 Waples Street.
San Diego, CA
92121

April 22, 2022

Fruci & Associates II, PLLC
Spokane, Washington

In connection with your audit of the balance sheets of Astra Energy, Inc. as of August 31, 2021 and 2020, and the related statements of operations, stockholders' deficit, and cash flows for the years then ended, for the purpose of expressing an opinion as to whether the financial statements present fairly, in all material respects, the financial position, results of operations, and cash flows of Aureus, Inc. in conformity with U.S. generally accepted accounting principles, you were previously provided with a representation letter dated March 1, 2022. No information has come to our attention that would cause us to believe that any of those previous representations should be modified.

Kermit Harris, President and Director

Rachel Boulds

Rachel Boulds, Chief Financial Officer